1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2011 Sales Report

Hsinchu, Taiwan, R.O.C. – January 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for December 2011: On an unconsolidated basis, net sales were approximately NT$30.57 billion, a decrease of 13.2 percent over November 2011 and a decrease of 9.4 percent over December 2010. Full-year sales for 2011 totaled NT$418.25 billion, an increase of 2.8 percent compared to 2010.

On a consolidated basis, net sales for December 2011 were approximately NT$ 31.24 billion, a decrease of 12.9 percent over November 2011 and a decrease of 10.4 percent over December 2010. Full-year sales for 2011 totaled NT$427.08 billion, an increase of 1.8 percent compared to 2010.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	December 2011	November 2011	M-o-M Increase (Decrease) %	December 2010	Y-o-Y Increase (Decrease) %	January through December 2011	January through December 2010	Y-o-Y Increase (Decrease) %
Net Sales	30,567	35,219	(13.2)	33,751	(9.4)	418,245	406,963	2.8

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	December 2011	November 2011	M-o-M Increase (Decrease) %	December 2010	Y-o-Y Increase (Decrease) %	January through December 2011	January through December 2010	Y-o-Y Increase (Decrease) %
Net Sales	31,242	35,859	(12.9)	34,869	(10.4)	427,081	419,538	1.8

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

January 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Dec. 2011.

1) Sales volume (in NT$ thousands)

Period	Items	2011	2010
Dec.	Net sales	30,566,947	33,751,175
Jan.-Dec.	Net sales	418,245,493	406,963,311

2) Funds lent to other parties* (in NT$ thousands)

	Limit of lending	Dec.	Bal. as of period end
TSMC Partners	34,986,964	348,312	8,374,632

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,528,206	—
	Mark to Market Profit/Loss	14,924	—
	Unrealized Profit/Loss	22,758	—
Expired Contracts	Notional Amount	155,558,898	134,631,114
	Realized Profit/Loss	1,399,985	(621,548)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,364,922	—
	Mark to Market Profit/Loss	(10,925)	—
	Unrealized Profit/Loss	(10,925)	—
Expired Contracts	Notional Amount	137,474,780	—
	Realized Profit/Loss	(220,616)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	164,753	—
	Mark to Market Profit/Loss	(341)	—
	Unrealized Profit/Loss	(1,130)	—
Expired Contracts	Notional Amount	49,489,301	—
	Realized Profit/Loss	(58,542)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	130,205	208,398
	Mark to Market Profit/Loss	(62)	(59)
	Unrealized Profit/Loss	(62)	(59)
Expired Contracts	Notional Amount	566,472	182,703
	Realized Profit/Loss	2,764	469
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	33,286	212,033
	Mark to Market Profit/Loss	6	(60)
	Unrealized Profit/Loss	6	(60)
Expired Contracts	Notional Amount	468,693	—
	Realized Profit/Loss	6,472	—
Equity price linked product (Y/N)		N	N